                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-44173

PRICING SUPPLEMENT
------------------
(To Prospectus Supplement dated March 12, 1998 and Prospectus dated January 29,
1998)

                                  $10,000,000
                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B

                    STOCK LINKED NOTES DUE NOVEMBER 28, 2003
                (LINKED TO THE PERFORMANCE OF TELEBRAS RECEIPT)

Principal Amount:      $10,000,000

Price to Public        100% of Principal Amount

Stated Maturity Date:  November 28, 2003

Redemption Price:      100% of the Principal Amount thereof and the Supplemental
                       Redemption Amount, if any.

Other Provisions:

  The Stock Linked Notes due November 28, 2003 (the "Notes") are Fixed Rate Notes as described in the attached Prospectus Supplement dated March 12, 1998 with other provisions as described herein.

  On the Stated Maturity Date, investors will receive the principal amount of their Notes plus a Supplemental Redemption Amount. The Supplemental Redemption Amount will be based on the percentage increase, if any, in the price of an American Depositary Receipt (the "Telebras Receipt") that trades on the New York Stock Exchange ("NYSE") representing the common stock of Telecomunicacoes Brasileiras S.A.-Telebras (or any Successor Company (as defined herein)) ("Telebras") and the value of securities, cash or property received by the holders of the Telebras Receipt over the term of the Notes above the Starting Value of $111.4375, which is the Closing Price (as defined herein) of the Telebras Receipt as of May 21, 1998. The Supplemental Redemption Amount may be zero, but will not be less than zero nor greater than $1,000 per $1,000 principal amount of Notes. There will be no payments prior to the Stated Maturity Date.

  BEFORE YOU DECIDE TO INVEST IN THE SECURITIES, CAREFULLY READ THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE S-3.

  We expect that the Notes will be ready for delivery in book-entry form only through the facilities of DTC on or about May 29, 1998.

                              ------------------
                              MERRILL LYNCH & CO.
                              ------------------

             The date of this Pricing Supplement is May 27, 1998.

HEDGING

  Merrill Lynch & Co., Inc. (the "Company") has entered into hedging arrangements related to the Telebras Receipt with an affiliate of the Company, in connection with the Company's obligations under the Notes. In connection therewith, such affiliate has purchased units of the Telebras Receipt in secondary market transactions at or before the time of the pricing of the Notes.

                                  RISK FACTORS

  Your investment in the Notes will involve certain risks. For example, there is the risk that you might not earn a return on your investment and the risk that you will be unable to sell your Notes prior to their maturity. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

THE SUPPLEMENTAL REDEMPTION AMOUNT.

  You should be aware that if the Ending Value does not exceed the Starting Value at maturity, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Telebras Receipt was higher than the Starting Value at some time during the life of the Notes but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes. You should also be aware that the Ending Value used to calculate the Supplemental Redemption Amount will be limited to the Cap Value, which equals 200% of the Starting Value. As a result, the Supplement Redemption Amount will not exceed $1,000 per $1,000 principal amount of Notes.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

  The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Company with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you consider the effect of factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

  Your return on the Notes will not reflect the same yield as you might realize if you purchased the Telebras Receipt at the time of the issuance of the Notes and held the Telebras Receipt, or any cash, securities and/or other property you received from ownership of the Telebras Receipt, for the term of the Notes. The calculation of the Starting Value and Ending Value does not take into consideration the value of dividends paid on the Telebras Receipt or any Reference Securities (as defined herein). Therefore, the return you earn on the Notes, if any, will not be the same as the return that you would earn if you actually owned the Telebras Receipt and received any dividends paid on the common stock of Telebras or any other Reference Securities. In addition, if the proposed reorganization of Telebras occurs, or if any other similar event occurs with respect to a Reference Security, the Ending Value will reflect the effect of any such event only if the adjustments described in "Description of Notes Dilution and Reorganization Adjustments" account for such event.

UNCERTAIN TRADING MARKET.

  We will apply to have the Notes listed on the American Stock Exchange ("AMEX"). There is no precedent to indicate how the Notes will trade in the secondary market. You cannot assume that a trading market will develop for the Notes. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the price of the Reference Property.

  If the trading market for the Notes is limited, there may be a limited number of buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

FACTORS AFFECTING TRADING VALUE OF THE NOTES.

  We believe that the market value of the Notes will be affected by the price of the Reference Property and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

 . REFERENCE PROPERTY VALUE. We expect that the market value of the Notes will depend on the amount by which the value of the Reference Property differs from the Starting Value. If you choose to sell your Notes when the value of the Reference Property exceeds the Starting Value, you may receive substantially less than the amount that would be payable at the Stated Maturity Date based on that Reference Property value because of the expectation that the price of the Reference Property will continue to fluctuate until the Ending Value is determined. If you choose to sell your Notes when the value of the Reference Property is below, or not sufficiently above, the Starting Value, you may receive less than the principal amount per Note. As a general matter, a rising dividend rate (i.e., dividends per share) on a Reference Security may increase the price of the Reference Security while a falling dividend rate may decrease the price of the Reference Security. Political, economic and other developments may also affect the price of a Reference Security and the price of the Notes.

 . INTEREST RATES. We expect that the trading value of the Notes will be affected by changes in interest rates. As a general matter during the earlier years of the Notes, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and if U.S. interest rates decrease, we expect the trading value of the Notes will increase. However, interest rates in Brazil and the U.S. may also affect the economies of Brazil and the U.S. and, in turn, the prices of the Reference Securities. Rising interest rates may lower the prices of the Reference Securities and the Notes. Falling interest rates may increase the prices of the Reference Securities and the value of the Notes.

 . VOLATILITY OF THE REFERENCE SECURITIES. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Reference Securities increases, we expect that the trading value of the Notes will increase. If the volatility of the Reference Securities decreases, we expect that the trading value of the Notes will decrease.

 . TIME REMAINING TO MATURITY. The Notes may trade at a value above that which would be expected based on the level of interest rates and the price of the Reference Property. This difference will reflect a "time premium" due to expectations concerning the price of the Telebras Receipt during the period prior to maturity of the Notes. However, as the time remaining to maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

 . DIVIDEND YIELD. If the dividend yield on the Reference Security increases, we expect that the value of the Notes will decrease. Conversely, if the dividend yield on the Telebras Receipt decreases, we expect that the value of the Notes will increase.

 . COMPANY CREDIT RATINGS. Real or anticipated changes in the Company's credit ratings may affect the market value of the Notes.

  It is important for you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Reference Property value.

  In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes except that we expect that the effect on the trading value of the Notes of a given increase in the value of the Reference Property will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

AMERICAN DEPOSITARY RECEIPTS

  The Telebras Receipt is an American Depositary Receipt ("ADR") representing 1,000 shares of common stock of Telebras. If Telebras is reorganized, the Reference Property will be adjusted as described below to reflect certain distributions of cash, securities and/or other property. Certain of the Reference Securities distributed in any such reorganization may be ADRs. An ADR is a negotiable receipt which is issued by a depositary, generally a bank, representing shares, such as the common stock of Telebras, of a non-U.S. issuer (the "Non-U.S. Issuer") that have been deposited and are held, on behalf of the holders of the ADRs, at a custodian bank in the Non-U.S. Issuer's home country. While the market for shares underlying an ADR generally will be in the country in which the Non-U.S. Issuer is organized and trading in such market generally will be based on that country's currency, ADRs will trade in U.S. dollars.

  Although ADRs are distinct securities from the shares of stock underlying such ADRs, the trading characteristics and valuations of ADRs will usually, but not necessarily, mirror the characteristics and valuations of such shares represented by the ADRs. Inasmuch as holders of ADRs may surrender the ADR in order to take delivery of and trade the shares underlying such ADR (a characteristic that allows investors in ADRs to take advantage of price differentials between different markets), a market for the shares of stock underlying an ADR that is not liquid generally will result in an illiquid market for the ADR representing such underlying shares.

  The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per share of stock underlying an ADR represented by the ADR than would be the case if such share were held directly. Certain tax considerations, including tax rate differentials, arising from application of the tax laws of one nation to the nationals of another and from certain practices in the ADR market may also exist with respect to an ADR. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the shares of stock underlying an ADR in the local market.

FOREIGN CURRENCY EXCHANGE RATE AND FOREIGN MARKET CONSIDERATIONS

  The Notes are U.S. dollar-denominated securities issued by the Company, a United States corporation. Investments in the Notes do not give the beneficial owners any right to receive a Reference Security or any Reference Property or any other ownership right or interest in a Reference Security or any Reference Property or the shares of common stock represented by the Telebras Receipt, although the return on the investment in the Notes is based on the Ending Value of the Reference Property. The price of the common stock of Telebras underlying the Telebras Receipt is quoted in Brazilian currency. To the extent there are other Reference Securities, the prices of such other Reference Securities may also be quoted in currency other than U.S. dollars. The U.S. dollar price of a Reference Security that is an ADR will depend on the price of the shares underlying such ADR and the exchange rate between the non-U.S. dollar currency and the U.S. dollar. Even if the price of the shares underlying an ADR is unchanged, changes in the rates of exchange between the U.S. dollar and the non-U.S. dollar currency will affect the U.S. dollar price of such ADR.
Furthermore, even if the price in non-U.S. dollar currency of the shares underlying an ADR increases, the U.S. dollar price of the ADR may decrease as a result of changes in the rates of exchange between the U.S. dollar and non-U.S. dollar currency.

  Rates of exchange between the U.S. dollar and a non-U.S. dollar currency are determined by forces of supply and demand in the foreign exchange markets.
These forces are, in turn, affected by international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. Fluctuations in foreign exchange rates, future U.S. and non-U.S. political and economic developments and the possible imposition of exchange controls or other foreign governmental laws or restrictions applicable to such investments may affect the U.S. dollar value of an ADR. Moreover, individual foreign economies, such as Brazil's, may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. There is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments which could affect the value of investments in countries, such as Brazil. There may be less publicly available information about a non-U.S. company, such as Telebras, than about a U.S. company, and non-U.S. companies are not typically subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. entities are subject. Non-U.S. investments may be subject to foreign withholding taxes which could affect the value of investment. In addition, investment laws in certain non-U.S. countries such as Brazil may limit or restrict ownership of certain securities by foreign nationals by restricting or eliminating voting or other rights or limiting the amount of securities that may be so owned, and such limitations or restrictions may affect the prices of such securities.

  Brazil's financial markets, while growing in volume, have substantially less volume than U.S. markets. The securities of many non-U.S. companies trading in foreign markets are generally less liquid and their prices more volatile in such markets than securities of comparable U.S. companies trading in the domestic financial markets. Foreign markets have different trading practices that may affect the prices of securities. Non-U.S. markets have different clearance and settlement procedures than those in the U.S., and in certain countries, such as Brazil, there have been instances when such procedures have been insufficient to accommodate the volume of securities transactions, making it difficult to conduct such transactions. There is generally less government supervision and regulation of exchanges, brokers and issuers in

Brazil than in the U.S. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market values for the ADRs than for the securities underlying the ADRs.

  The price of the common stock of Telebras and the price of the securities of any spin-offs from Telebras, will depend on the financial condition and results of operations of Telebras and such spin-offs. The financial condition and results of operations of such entities will be affected by general economic, political, financial and social conditions in Brazil, and in particular, by prospects for future economic growth and its impact on demand for telecommunications services in Brazil. Brazil has in the past experienced economic and political instability and there can be no assurance that current government programs to stabilize the economy will succeed.

NO STOCKHOLDER'S RIGHTS

  Beneficial owners of the Notes will not be entitled to any rights with respect to any Reference Securities (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

NO AFFILIATION BETWEEN THE COMPANY AND TELEBRAS

  The Company has no affiliation with Telebras, and Telebras has no obligations with respect to the Notes or amounts to be paid to beneficial owners thereof, including any obligation to take the needs of the Company or of beneficial owners of the Notes into consideration for any reason. Telebras will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the Notes at maturity. In addition, Telebras is not involved with the administration or trading of the Notes and has no obligations with respect to the amount receivable by beneficial owners of the Notes.

STATE LAW LIMITS ON INTEREST PAID.

  New York State laws govern the 1993 Indenture, as hereinafter defined. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

  While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Notes holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY MERRILL LYNCH.

  The Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and other affiliates of the Company may from time to time buy or sell the Reference Securities, including shares of Telebras stock, for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of the Reference Securities.

POTENTIAL CONFLICTS.

  MLPF&S is a subsidiary of the Company, the issuer of the Notes. MLPF&S will also act as Calculation Agent for the Notes. Under certain circumstances, MLPF&S's role as a subsidiary of the Company and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. You should be aware that because the Calculation Agent is controlled by the Company, potential conflicts of interest could arise.

                              DESCRIPTION OF NOTES

GENERAL

  At maturity a beneficial owner of a Note will receive the principal amount of such Note plus the Supplemental Redemption Amount, if any. See "Payment at Maturity" below.

  Upon the occurrence of an Event of Default with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under "Description of Notes--Events of Default and Acceleration" in this Pricing Supplement and "Description of Debt Notes--General Events of Default" in the accompanying Prospectus.

  The Notes are to be issued in denominations of $1,000.

PAYMENT AT MATURITY

General

  At maturity, a beneficial owner of a Note will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner of a Note will be entitled to receive only the principal amount thereof.

Determination of the Supplemental Redemption Amount

  The Supplemental Redemption Amount for a Note will be determined by the Calculation Agent and will equal:

       Principal Amount of such Note        x  Ending Value - Starting Value
                                               -----------------------------
                                                       Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero, and provided, further, that if the Calculation Agent determines that the Ending Value is greater than the Cap Value, the Supplemental Redemption Amount for a Note will equal:

       Principal Amount of such Note       x   Cap Value - Starting Value
                                               --------------------------
                                                       Starting Value

  The Starting Value equals $111.4375, which was the Closing Price (as defined herein) of a Telebras Receipt on May 21, 1998. The Cap Value equals $222.8750, which is equal to 200% of the Starting Value. The Ending Value will be determined by the Calculation Agent and will equal the Reorganization Event Value (as defined herein) with respect to a Reorganization Event (as defined herein), if any, plus the value of the Reference Property determined as follows:
(A) for any portion of the Reference Property consisting of cash, the U.S. Dollar Equivalent (as defined herein) of such cash plus interest on such amount accruing from the date of the payment of such cash to holders of the relevant Reference Property for which such cash was paid until the stated maturity date at a fixed interest rate determined on the date of such payment equal to the interest rate that would be paid on a fixed rate senior non-callable debt security of the Company with a term equal to the remaining term for the Notes as determined by the Calculation Agent; (B) for any portion of the Reference Property consisting of property other than cash or Reference Securities, the U.S. Dollar Equivalent of the market value of such property on the date that such property was delivered to holders of the relevant Reference Property for which such property was distributed plus interest on such U.S. dollar amount accruing from the date of such delivery until the stated maturity date at a fixed interest rate determined as described in (A) above; and (C) for any portion of the Reference Property consisting of Reference Securities, the Closing Price of each such Reference Security determined on the third scheduled Trading Day prior to the Stated Maturity Date. If a Market Disruption Event occurs on the third scheduled Trading Day prior to the Stated Maturity Date with respect to a Reference Security, then the Closing Price for such Reference Security shall be determined on the second scheduled Trading Day prior to the Stated Maturity Date, regardless of the occurrence of a Market Disruption Event on such day.

  "Reference Property" initially shall mean one unit of the Telebras Receipt, and shall be subject to adjustment from time to time to reflect the addition, substitution or distribution of cash, securities and/or other property resulting from the application of the adjustment provisions described below under "Description of Notes Dilution and Reorganization Adjustments".

  "Starting Value" equals $111.4375, which was the closing price of the Telebras Receipt at the close of trading on the NYSE on May 21, 1998.

  "Cap Value" equals $222.8750, which is equal to 200% of the Starting Value.

  "U.S. Dollar Equivalent" means, with respect to cash not denominated in U.S. dollars, such cash amount multiplied by the Spot Rate (defined below) for the currency in which such cash is denominated at approximately the date of payment or date of valuation of such cash.

  "Trading Day" means a day on which the AMEX, the NYSE and the NASDAQ National Market System ("NASDAQ NMS") are open for trading.

  "Market Disruption Event" means, with respect to a Reference Security, the occurrence or existence on any Business Day during the one-half hour period that ends when the Closing Price is determined, of any suspension of, or limitation imposed on, trading in such Reference Security on the NYSE (or other market or exchange, if applicable).

  "Closing Price" with respect to a Reference Security means, for a Calculation Day the following:

        (a) If such Reference Security is listed on a national securities exchange in the United States, is a NASDAQ NMS security or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), Closing Price means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which such Reference Security is listed or admitted to trading, or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day, or (iii) if the last reported sale price is not available pursuant to (i) and (ii) above, the mean of the last reported bid and offer price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day as determined by the Calculation Agent. The term "NASDAQ NMS security" shall include a security included in any successor to such system and the term "OTC Bulletin Board" shall include any successor service thereto.

        (b) If such Reference Security is not listed on a national securities exchange in the United States or is not a NASDAQ NMS security or included in the OTC Bulletin Board operated by the NASD, Closing Price means the last reported sale price on such day on the securities exchange on which such Reference Security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding such day as determined by the Calculation Agent, provided that if such last reported sale price is for a transaction which occurred more than four hours prior to the close of such exchange, then the Closing Price shall mean the average (mean) of the last available bid and offer price on such exchange. If such Reference Security is not listed or admitted to trading on any such securities exchange or if such last reported sale price or bid and offer are not obtainable, the Closing Price shall mean the last reported sale price for a transaction which occurred more than four hours prior to when trading in such over-the-counter market typically ends, then the Closing Price shall mean the average (mean) of the last available bid and offer prices in such market of the three dealers which have the highest volume of transactions in such Reference Security in the immediately preceding calendar month as determined by the Calculation Agent based on information that is reasonably available to it. If such prices are quoted in a currency other than in U.S. dollars, such prices will be translated into U.S. dollars for purposes of calculating the Average Market Price using the Spot Rate on the same calendar day as the date of any such price. The "Spot Rate" on any date will be determined by the Calculation Agent and will equal the spot rate of such currency per U.S. $1.00 on such date at approximately 3:00 p.m., New York City time, as reported by a recognized reporting service for such spot rate, provided that if the Calculation Agent shall determine that such reported rate is not indicative of actual rates of exchange that may be obtained in the currency exchange rate market, then the Spot Rate shall equal the spot rate of such currency per U.S. $1.00 on such date at approximately 3:00 p.m., New York City time at which the Calculation Agent is able to convert such currency into U.S. dollars.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is a trading day on the NYSE and the AMEX.

      All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Notes.

DILUTION AND REORGANIZATION ADJUSTMENTS

  The Reference Property is subject to adjustment if an issuer of any Reference Security (or the custodian in the case of Reference Security that is an ADR) shall: (i) pay a stock dividend or make a distribution with respect to such Reference Security in Reference Securities; (ii) subdivide or split the outstanding units of such Reference Security into a greater number of units;
(iii) combine the outstanding units of such Reference Security into a smaller number of units; (iv) issue by reclassification of units of such Reference Security any units of another security of such issuer; (v) issue rights or warrants to all holders of such Reference Security entitling them to subscribe for or purchase shares, in the aggregate, for more than 5% of the number of such Reference Securities outstanding prior to the issuance of such rights or warrants at a price per share less than the then current market price of such Reference Security (other than rights to purchase such Reference Security pursuant to a plan for the reinvestment of dividends or interest); or (vi) pay a dividend or make a distribution to all holders of such Reference Security of evidences of its indebtedness or other assets (excluding any stock dividends or distributions referred to in clause (i) above or any cash dividends other than any Extraordinary Cash Dividend (as defined below)) or issue to all holders of such Reference Security rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (v) above) (any of the foregoing assets are referred to as the "Distributed Assets" and any of the foregoing events are referred to as the "Dilution Events"). Notwithstanding provision (vi) in the foregoing sentence, if a Reference Security is an ADR and the holder of such ADR would receive cash or other property other than securities in the circumstances described in (vi) above, but the holder of the securities underlying such ADR could receive securities as a result of a Dilution Event (the "Distributed Securities") and the Calculation Agent or its affiliates would be eligible to receive the Distributed Securities, then the Company can elect for purposes of provision (vi) to include the Distributed Securities in the Reference Property instead of the cash or property distributed to holders of the ADR in an amount equal to the amount of the Distributed Securities that would have been received had the Reference Property consisted of the securities underlying the ADRs instead of the ADRs. For purposes of provision (vi), if the holder of a Reference Security can elect to receive securities in lieu of cash or property other than securities, then for purposes of provision (vi) the holders of the Reference Security shall be deemed to receive only the securities.

  In the case of the Dilution Events referred to in clauses (i), (ii), (iii) and
(iv) above, the Reference Property shall be adjusted to include the number of units of such Reference Security and/or security of such issuer which a holder of units of such Reference Security would have owned or been entitled to receive immediately following any such event had such holder held, immediately prior to such event, the number of units of such Reference Security constituting part of the Reference Property immediately prior to such event. Each such adjustment shall become effective immediately after the effective date for such subdivision, split, combination or reclassification, as the case may be. Each such adjustment shall be made successively.

  In the case of the Dilution Event referred to in clause (v) above where the rights or warrants are for more than 5% of the number of shares outstanding prior to the issuance of such rights or warrants, the Reference Property shall be adjusted by multiplying the number of Reference Securities constituting Reference Property immediately prior to the date of issuance of the rights or warrants referred to in clause (v) above by a fraction, (1) the numerator of which shall be the number of Reference Securities outstanding on the date immediately prior to such issuance, plus the number of additional Reference Securities offered for subscription or purchase pursuant to such rights or warrants, and (2) the denominator of which shall be the number of Reference Securities outstanding on the date immediately prior to such issuance, plus the number of additional Reference Securities which the aggregate offering price of the total number of Reference Securities so offered for subscription or purchase pursuant to such rights or warrants would purchase at the current market price (determined as the average Closing Price per Reference Security for the 20 Trading Days immediately prior to the date of such rights or warrants are issued, subject to certain adjustments), which shall be determined by multiplying such total number of Reference Securities by the exercise price of such rights or warrants and dividing the product so obtained by such current market price. To the extent that Reference Securities are not delivered after the expiration of such rights or warrants, or if such rights or warrants are not issued, the Reference Property shall be readjusted to the Reference Property which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of Reference Securities actually delivered.

  In the case of the Dilution Event referred to in clause (vi) above, the Reference Property shall be adjusted to include, from and after such dividend, distribution or issuance, (x) in respect of that portion, if any, of the Distributed Assets consisting of cash, the amount of such Distributed Assets consisting of cash received for each unit of such Reference Security multiplied by the number of units of such Reference Security constituting part of the Reference Property on the date of such dividend, distribution or issuance, immediately prior to such dividend, distribution or issuance, plus (y) in respect of that portion, if any, of the Distributed Assets which are other than cash, the number or amount of each type of Distributed Assets other than cash received with respect to each unit of such Reference Security multiplied by the number of units of such Reference Security constituting part of the Reference Property on the date of such dividend, distribution or issuance, immediately prior to such dividend, distribution or issuance.

  For example, where a reorganization of Telebras results in the distribution to holders of the Telebras Receipt of ADRs representing shares of common stock in various companies formed to operate various spin-off businesses of Telebras, then the Reference Property shall include such ADRs in amounts specified pursuant to provision (vi) above. If in any such reorganization of Telebras, holders of Telebras Receipts receive cash or property while holders of the shares of common stock underlying the Telebras Receipts receive Distributed Securities and the Calculation Agent or an affiliate can receive and hold such Distributed Securities, then the Calculation Agent can elect to have the Reference Property include such Distributed Securities instead of such cash or property.

  An "Extraordinary Cash Dividend" means, with respect to any consecutive 12-month period, the amount, if any, by which the aggregate amount of all cash dividends or any other distribution made by the issuer of a Reference Security or made pursuant to an arrangement effecting a distribution of distributable profits or reserves, whether in cash or in specie, on any Reference Security occurring in such 12-month period (or, if such Reference Security was not outstanding at the commencement of such 12-month period or was not then a part of the Reference Property, occurring in such shorter period during which such Reference Security was outstanding and was part of the Reference Property) exceeds on a per share basis 10% of the average of the Closing Prices per share of such Reference Security over such 12-month period (or such shorter period during which such Reference Security was outstanding and was part of the Reference Property); provided that, for purposes of the foregoing definition, the amount of cash dividends paid on a per share basis will be appropriately adjusted to reflect the occurrence during such period of any stock dividend or distribution of shares of capital stock of the issuer of such Reference Security or any subdivision, split, combination or reclassification of shares of such Reference Security.

  All adjustments will be calculated to the nearest 1/10,000th of a share of the Reference Security (or if there is not a nearest 1/10,000th of a share to the next lower 1/10,000th of a share). No adjustment shall be required unless such adjustment would require an increase or decrease of at least one percent in the Closing Price; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

  If any of the Distributed Assets are cash, property or Reference Securities that will be distributed only to holders of the relevant Reference Property who or which can certify as to a certain nationality or formation under the laws of a certain jurisdiction, as the case may be, and a corporation formed in the United States or an affiliate of such corporation formed elsewhere cannot receive such distribution, the Reference Property will reflect only those Distributed Assets available for distribution to such United States corporation or its affiliates.

  In the event of (A) any consolidation or merger of an issuer of a Reference Security, or any surviving entity or subsequent surviving entity of such issuer (a "Successor Company"), with or into another entity (other than a merger or consolidation in which such issuer is the continuing corporation and in which the Reference Security outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of such issuer or another corporation), (B) any sale, transfer, lease or conveyance to another corporation of the property of an issuer of a Reference Security or any Successor Company as an entirety or substantially as an entirety, (C) any statutory exchange of securities of an issuer of a Reference Security or any Successor Company with another corporation (other than in connection with a merger or acquisition) or (D) any liquidation, dissolution, winding up or bankruptcy of an issuer of a Reference Security or any Successor Company (any such event described in clause (A), (B), (C) or (D), a "Reorganization Event"), the Ending Value shall be calculated by including the Reorganization Event Value. The "Reorganization Event Value" shall be determined by the Calculation Agent and shall equal (i) the Transaction Value related to the relevant Reorganization Event, plus (ii) interest on such Transaction Value accruing from the date of the payment or delivery of the consideration, if any, received in connection with such Reorganization Event until the stated maturity date at a fixed interest rate determined on the date of such payment or delivery equal to the interest rate that would be paid on a fixed rate senior non-callable debt security of the Company with a term equal to the remaining term of the Notes. The "Transaction Value" means (i) for any cash received in any such Reorganization Event, the U.S. Dollar Equivalent of cash received per unit of Reference Security, (ii) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the U.S. Dollar Equivalent of the market value of such property per unit of Reference Security on the date that such property is received by holders of such Reference Security as determined by the Calculation Agent, and (iii) for any securities received in any such Reorganization Event, an amount equal to the Closing Price per unit of such securities on the date such securities are received by holders of such Reference Security multiplied by the number of such securities received for each unit of such Reference Security (subject to adjustment on a basis consistent with the adjustment provisions described above).

  The foregoing adjustments shall be made by MLPF&S, as Calculation Agent, and all such adjustments shall be final.

  No adjustments will be made for certain other events, such as offerings of Deposit Reference Shares by Telebras for cash or in connection with acquisitions.

  The Company will, within ten Business Days following the occurrence of an event that requires an adjustment (or if the Company is not aware of such occurrence, as soon as practicable after becoming so aware), provide written notice to the Trustee, which shall provide notice to the holders of the Notes of the occurrence of such event and, if applicable, a statement in reasonable detail setting forth the adjusted Closing Price to be used in determining the Ending Value.

EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Notes shall have occurred and be continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes will be equal to the Principal Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See "Description of Notes--Payment at Maturity" in this Pricing Supplement. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

  In case of default in payment of the Notes (whether at their stated maturity or upon acceleration), from and after the maturity date the Notes shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 6.00% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount has been made or duly provided for.

                              THE TELEBRAS RECEIPT

TELECOMUNICACOES BRASILEIRAS S.A.-TELEBRAS

  Telecomunicacoes Brasileiras S.A.-Telebras is the primary supplier of public telecommunications services in Brazil. Telebras owns and operates all of the inter-state and international telephone transmission facilities in Brazil, is the primary provider of intra-state service and provides telephone-related services such as data transmission, cellular mobile telephone service, and sound, image, videotext and telex transmission.

  Telebras is currently controlled by the federal government of Brazil, which has announced its intention to privatize Telebras. In connection with such privatization, the federal government of Brazil has indicated that it intends to reorganize Telebras by creating 12 separate corporations as a result of spin-offs from Telebras of various businesses of Telebras which may result in the distribution to holders of Telebras Receipt of cash, securities and/or other property, including common stock and/or warrants or rights to purchase common stock in the new corporations. An investor in the Notes should carefully review the adjustments to be made in the case of certain reorganization events contained in "Description of Notes--Dilution and Reorganization Adjustments".

  Telebras is subject to the informational requirements of the Exchange Act. Accordingly, Telebras files reports, proxy and other information statements and other information with the SEC. Information provided to or filed with the SEC by Telebras is available at the offices of the SEC specified under "Available Information" in the accompanying Prospectus. The Company makes no representation or warranty as to the accuracy or completeness of such reports. There can be no assurance that Telebras will continue to be subject to the reporting requirements of the Exchange Act and distribute reports and other information required thereby to its shareholders. In the event that Telebras ceases to be subject to such reporting requirements or otherwise fails to distribute such information during the term of the Notes, pricing information for the Notes may be more difficult to obtain and the value and liquidity of the Notes may be adversely affected.

  THE COMPANY IS NOT AFFILIATED WITH TELEBRAS, AND TELEBRAS HAS NO OBLIGATIONS WITH RESPECT TO THE NOTES. THIS PRICING SUPPLEMENT RELATES ONLY TO THE NOTES OFFERED HEREBY AND DOES NOT RELATE TO THE TELEBRAS RECEIPT OR OTHER NOTES OF TELEBRAS. THE INFORMATION CONTAINED IN THIS PRICING SUPPLEMENT REGARDING TELEBRAS HAS BEEN DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. THE COMPANY HAS NOT PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRIES WITH RESPECT TO TELEBRAS IN CONNECTION WITH THE OFFERING OF THE NOTES. THE COMPANY MAKES NO REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING TELEBRAS ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE TELEBRAS RECEIPT (AND THEREFORE THE TRADING PRICE OF THE NOTES) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING TELEBRAS COULD AFFECT THE SUPPLEMENTAL REDEMPTION AMOUNT TO BE RECEIVED AT MATURITY AND THEREFORE THE TRADING VALUE OF THE NOTES.

  From time to time, in the ordinary course of business, affiliates of the Company have engaged in certain investment banking activities on behalf of the Telebras as well as served as counterparty in certain other transactions.

HISTORICAL DATA ON THE TELEBRAS RECEIPT

  The Telebras Receipt is traded on the NYSE under the symbol "TBR". The following table sets forth for the periods indicated, the split-adjusted high and low closing sales prices per share of the Telebras Receipt, as reported on the NYSE, for each quarter, since January 1, 1994 and dividends paid in U.S. dollars. These historical data on the Telebras Receipt are not necessarily indicative of the future performance of the Telebras Receipt or what the value of the Notes may be. Any historical upward or downward trend in the level of the Telebras Receipt during any period set forth below is not an indication that the Telebras Receipt is more or less likely to increase or decrease at any time during the term of the Notes.

PERIOD                                                   LOW                HIGH              DIVIDENDS PAID
------------------------------------------------  -----------------  ------------------  ------------------------
                                                            Split-Adjusted/(1)/
1994
 First Quarter..................................            $ 33.30             $ 52.75
 Second Quarter.................................            $ 27.98             $ 44.02
 Third Quarter..................................            $ 37.50             $ 62.82       $0.09
 Fourth Quarter.................................            $ 41.79             $ 62.82
1995
 First Quarter..................................            $ 19.75             $ 44.75
 Second Quarter.................................            $ 26.04             $ 39.66
 Third Quarter..................................            $ 32.96             $ 48.56       $0.32
 Fourth Quarter.................................            $ 37.00             $ 49.38
1996
 First Quarter..................................            $ 47.00             $ 57.50
 Second Quarter.................................            $ 48.63             $ 72.50
 Third Quarter..................................            $ 68.50             $ 84.00       $1.61
 Fourth Quarter.................................            $ 70.00             $ 81.50
1997
 First Quarter..................................            $ 74.63             $109.25
 Second Quarter.................................            $102.00             $159.75
 Third Quarter..................................            $116.38             $169.25       $1.81
 Fourth Quarter.................................            $ 83.06             $147.69
1998
 First Quarter..................................            $ 93.50             $135.00
 Second Quarter (through May 26, 1998)..........            $103.00             $130.44

______________
(1) The sales prices presented above have been adjusted for stock splits that have occurred through May 26, 1998.

     On May 26, 1998, the closing price of the Telebras Receipt on the NYSE was $103.00 per share.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion replaces in its entirety the discussion appearing in the Prospectus Supplement under the caption "Certain United States Federal Income Tax Considerations".

  Set forth in full below is the opinion of Brown & Wood llp, counsel to the Company, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. Such opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of the Company for United States Federal income tax purposes. The Company currently intends to treat each Note as a debt instrument of the Company for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by the Company's characterization of the Notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of the Company for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of the Company for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of the Company for United States Federal income tax purposes.

U.S. HOLDERS

  On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).
The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

  In particular, solely for purposes of applying the Final Regulations to the Notes, the Company has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $384.3460 per $1,000 principal amount of Notes (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the Notes equal to 6.00% per annum (compounded semiannually). Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's principal amount (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Supplemental Redemption Amount, if any, exceeds $384.3460 per Note (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $384.3460 per Note (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $384.3460 per Note (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $384.3460 per Note) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of such includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $384.3460 per
Note) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules.

  Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any such taxable gain will be treated as ordinary income. Any such taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

  All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by the Company for purposes of the application of the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

  The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

  The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over a term of seven years for the Notes based upon the projected payment schedule for the Notes as determined by the Company for purposes of applying the Final Regulations to the Notes:

                                                                                                TOTAL INTEREST
                                                                                                DEEMED TO HAVE
                                                                        INTEREST                  ACCRUED ON
                                                                        DEEMED TO               NOTES AS OF END
                                                                      ACCRUE DURING               OF ACCRUAL
                                                                     ACCRUAL PERIOD                 PERIOD
         ACCRUAL PERIOD                                                (PER NOTE)                 (PER NOTE)
-----------------------------------------------------              -------------------     -------------------------
May 29, 1998 through November 28, 1998                                  $30.0834                  $ 30.0834
November 29, 1998 through May 28, 1999                                  $30.9025                  $ 60.9859
May 29, 1999 through November 28, 1999                                  $31.8296                  $ 92.8155
November 29, 1999 through May 28, 2000                                  $32.7845                  $125.6000
May 29, 2000 through November 28, 2000                                  $33.7680                  $159.3680
November 29, 2000 through May 28, 2001                                  $34.7810                  $194.1490
May 29, 2001 through November 28, 2001                                  $35.8245                  $229.9735
November 29, 2001 through May 28, 2002                                  $36.8992                  $266.8727
May 29, 2002 through November 28, 2002                                  $38.0062                  $304.8789
November 29, 2002 through May 28, 2003                                  $39.1463                  $344.0252
May 29, 2003 through November 28, 2003                                  $40.3208                  $384.3460

--------------
Projected Supplemental Redemption Amount = $384.3460 per Note.

NON-U.S. HOLDERS


  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is not a U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements.

  Under current law, a Note will not be includible in the estate of a non- U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of such

Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax, provided that the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

  On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the attached Prospectus and to hedge market risks of the Company associated with its obligation to pay the Principal Amount and the Supplemental Redemption Amount, if any, as the case may be.

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